

INVEST IN **ATOMS**

World-class product, sold 840,000+ products, backed by top investors, $36M in lifetime revenue

atoms.com New York, NY

Highlights

1. Our mission is to create the absolute best footwear that brings comfort and joy to people's everyday
2. $36M+ in lifetime revenue.
3. 47% returning customers rates since inception: of this, 35% bought second pair within 30 days.
4. Over 200,000 customers + sold over 840,000 products including masks and accessories.
5. Successfully launched unique collaborations with creators like Marques Brownlee (MKBHD)
6. 60%+ gross margins
7. Repeat founder, YC alumni
8. Raised $17M from Initialized Capital, Kleiner Perkins, DST Global, Serena Ventures, and many more.

Featured Investors

Vijay Rao
Syndicate Lead

Follow

Invested $415,000

"I invested in Atoms because the team is building more than just a sneaker company—they're redefining what a modern footwear brand should be. Atoms isn't just about making great shoes (which they do exceptionally well); it's about creating a brand that people genuinely love and want to be part of. Their commitment to quality, community, and innovation is unmatched. This is a rare opportunity to invest in a company that has both a strong vision and the discipline to execute. I couldn't be more excited for what's ahead."

Other investors include Initialized Capital Notable , Kleiner Perkins Notable

Our Team



Sidra Qasim Founder & CEO

YC alumni with a major in Economics. 15+ years of experience in the shoe industry. Passionate about building great products.



Bryan Cioffi Product Design

Designer, Innovator + Executive with 20+ years in footwear (frmr Converse, Reebok). Obsessed with creating timeless products and meaningful experiences for all consumers.



David Joseph Strategy & Finance

Oversees day-to-day operations & finances at Atoms. Previously spent 6 years in B2B2C software, specializing in finance & strategy.



Moiz Ullah Growth Lead

Driving growth and AI-powered automation at Atoms, optimizing efficiency and scaling impact. Joined as a Tech Lead and quickly rose to Growth Manager. Over 7 years of experience in Tech.

Pitch


INTRODUCING
The World's Most Thoughtfully Designed Everyday Sneaker

Most sneakers are designed for athletes or sports. But what about the 99% who are not runners or athletes? They just want a shoe that's comfortable and fun to wear everyday. Atoms is a sneaker you would want to wear every single day.

Our customers describe them as ***"like walking on clouds," "the best everyday sneakers I've ever owned,"*** and ***"the only shoe I want to wear all day."***

Obsession over fit, materials, & simplicity

Innovation That Created Magical Comfort


Breathable, Durable, Flexible Upper Material
Antimicrobial Copper Lining – Keeps your feet fresh and odor-free all day.
Tie Once Easy Slip-ON Laces
Proprietary Comfort Mid-foam
Non-Slip Rubber Outsole


Atoms Model 000 – The Ultimate Everyday Shoe for Walking, Trav...
Copy link
Watch on YouTube

"The most thoughtfully designed sneakers ever."

VOGUE Esquire BuzzFeed

Where We Are Today

We launched our first sneaker in 2019 via invite-only access on our website. Since then, we've achieved a lot:

$36,000,000
In Lifetime Revenue

47% Repeat Rate
35% repurchase with 30 days

840K+ Products Sold
Total 200,00+ Customers

$400+ LTV
Strong Loyal Customers

90% Conversion
In pop-ups from try-on to buy

<$50 CAC
With a 1 month payback period

Expanding Our Reach

Limited Edition Drops. Retail Partnerships. Art Gallery.



🔥 30 limited-edition drops, including collabs with icons like Tan France & Marques Brownlee—with 4 sellouts in under 48 hours!


ebay

👟+ Some of Atoms sneakers are now reselling for $600+, proving our brand's cult-like demand.



🧒 Expanded into kids' footwear, bringing our signature comfort to the next generation.



♻️ Pioneering sustainability with bio-leather sneakers made from apple peels.


NORDSTROM

✓ Now selling in partnership with Nordstrom, with many more retail rollouts on the way.



🎨 Launched Atoms Art Gallery, collaborating with creators shaping culture & activism.

Collaborations With MKBHD


I Made My Own Sneaker! M251
Share
Watch on YouTube

Community of Love ❤️

A community of 500,000 supporters, including Jony Ive, Marques Brownlee, Arik Armstead, Tan France, E40, Big Boi from Outkast, and many more.



Pete Docter made a sketch of Mike Wazowski (Monsters Inc. director) wearing Atoms.



Jony Ive (former designer of Apple) wrote Atoms a handwritten note.



TED curator Chris Anderson wearing Atoms Model 001 Clove Green



Tobi - CEO of Shopify "I highly recommend a pair of Atoms."



Malala Yousafzai in Atoms Model 001 Bright White



At Met Gala - Alexis Ohanian in Atoms.



Tan France x Atoms collaborations.


Yuri Sagalov
@yuris
I was actually about to tweet about my @WearAtoms yesterday after realizing I've been wearing these essentially every day for the past 18 months (since September 2018) and they are still in phenomenal shape.
Not an investor, but genuinely love these shoes.
Andrew Wilkinson @awilkinson · Feb 16, 2020
Believe me, I'm sick of all these hipster shoe brands too, but @WearAtoms are by far the most comfortable shoes I've worn.
They feel like anti-fatigue mats (like behind retail counters) but on your feet.
Vince
Whoa. I must say, tried on my first pair of @WearAtoms today. It's not like anything I've tried on before. It's not just another white shoe. It's hard to explain how I feel but you just need to try a pair for yourself. Spending a couple weeks walking in 🇮🇹 in these. Stay tuned.
Josh Constine
@JoshConstine
I have 4 pairs of @WearAtoms and they so comfy that taking off other shoes and putting them on feels like changing into sneakers after wearing ski boots
J.B. Sauceda
@jaybsauceda
I bought my 5th and 6th pairs of @WearAtoms today.
When I'm not wearing cowboy boots, I @WearAtoms and friggin' love them. They're damned good shoes.
Dan Hogberg
I now own 3 pairs of @WearAtoms shoes with a 4th pair (new awesome Navy color) landing soon. These are the best kicks I've ever owned!

Featured on Humans Of New York

Read Sidra's story here.

Atoms has always been fueled by community. When Humans of New York shared our story, 5 million people read it, and in just three days, we sold 20,000 pairs—proving the power of community with shared belief.



humansofny
humansofny (3/11) "After high school I enrolled at a local boy's college. I was one of fifteen girls at the entire school. And even though my grades were nothing special, I was very involved in student organizations. During my freshman year we had a giant flood in Pakistan, and many of us were searching for ways to help. My idea was to produce a play. We would stage the performance at a local theater, and all proceeds would go to victims of the flood. I organized everything myself: I wrote the script, I found the actors, I scheduled rehearsals at our home. It was the most powerful that I'd ever felt. And everything was coming together. But a few weeks into our rehearsals, the neighbors began to notice strange boys coming and going from our home. One morning my father called me into the living room. 'The neighbors are gossiping,' he said. 'You are embarrassing our family.' Then he made me promise that I would cancel the play. Every day he would ask me, and every day I would lie to him. We held our rehearsals in secret. We kept selling tickets. And on the day of the performance, there were 1500 people in the audience. The play was about a girl who'd lost everything in the flood. There were some songs, and some comedy, and a little drama when the government refused to help.
Liked by sidraqasim and 188,061 others
January 28, 2021

CEO Sidra Qasim on Humans of NY

Past Investors

Previously raised $17M from top investors, including Kleiner Perkins, Initialized Capital, Day One Ventures, Serena Ventures, Jacqueline Novogratz, Jeff Weiner, Chamillionaire, and many more.



Jacqueline Novogratz

Paragraph Left Aligned Text. Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod tempor incididunt ut labore


CHAMILLITARY

Chamillionare

Paragraph Left Aligned Text. Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod tempor incididunt ut labore



Jeff Weiner

Paragraph Left Aligned Text. Lorem ipsum dolor sit amet, consectetur adipiscing elit, sed do eiusmod tempor incididunt ut labore

KLEINER PERKINS initialized () DST GLOBAL

A Letter From Sidra

Step Into the Future: Become a Part of the First Community-Owned Sneaker Brand.

When we launched Atoms in June, 2019, all we wanted was to make the world's best sneaker. That you could wear all day without thinking about it. That fit your life so effortlessly, it became a part of you.

But something beautiful happened along the way. Atoms didn't just become a sneaker company—it became a community. People didn't just buy our shoes; they believed in what we were building. They shared their stories, their ideas, their feedback. And in return, we listened.

Because of you, the vision for Atoms has expanded. It's no longer just about making the best sneakers in the world. It's about making the first community-owned sneaker brand in the world.

Here's what that means:

We're creating a **private group where our backers** can share ideas, test samples, vote on designs, and get direct updates from me and the team. We're hosting **walking tours and launch parties in cities** around the world, because the best ideas don't come from boardrooms—they come from real conversations. We're building an **industry-leading referral program**, because we want Atoms to grow through word-of-mouth, driven by people who genuinely love our shoes. And most importantly, we're doing something that rarely happens in business: **we're sharing the upside.**

If Atoms is ever acquired or goes public, we want our community to be part of the returns. Not just VCs. Not just investors. But you—the people who believed in us first.
To show our commitment to this vision, we're offering this round on the same terms we gave VCs two years ago.
The funds we raise will go toward something even bigger: **crafting our shoes in the U.S**. to bring products to market faster and refine them through real-world feedback, **expanding our retail presence**, growing our product line, and strengthening **Atoms for long-term profitability.**

But beyond the business, this is about something deeper. It's about proving that companies can be built differently. That customers can be more than buyers—they can be part of the story. That the people who lift a brand up should share in its success.

This is personal for me. I come from a place where people—especially women—weren't encouraged to dream big. But here we are, creating something that's rarely done in business. And I want you to be part of it.

Today is Day One! We're not just making better sneakers. We're building a better way to make sneakers—a way that puts community at the center. I hope you'll join me in revolutionizing how shoes are made.

Sidra Qasim

Sidra Qasim
Co-founder & CEO, Atoms



US Made Sneakers, Popups, and Water-proof Models

Join Us Today!

Take Part in the first community owned sneaker brandy by investing as little as $1000 or up to $100,000

This round is officially open starting today! We are beyond grateful for you—our community, our customers, our believers. Let's take Atoms to the next level, together.

Thank you for your support—always. 💛


AAG Launch Party | Atoms × Aerosyn-Lex Mestrovic
Copy link
Watch on YouTube

FAQ

How does this work?

(1) Sign in or Sign up to a Wefunder account

- If you're new to Wefunder: Join Wefunder by clicking **'Sign Up'** in the top right corner.
- If you've already used Wefunder: use your existing account to **'Sign In'**.

(2) Choose an amount you're comfortable with and click on 'Invest'

- You can invest starting from $1,000 USD. We will be capping the maximum investment at $100,000 USD.

(3) Reserve your requested amount

- Wefunder will charge your chosen payment method, and may ask you for additional information depending on the size of your investment.

What is the minimum investment?

The minimum check size is $1000 USD.

What's the maximum I can invest?

Securities law (specifically regulation crowdfunding) allows everyone to invest up to $2,200 USD.

How much you're able to invest above that depends on your income and net worth - whether you qualify as "accredited." You can see if you qualify by adding those two numbers under "Investor Limits" here: **https://wefunder.com/settings**. For all accredited investors, you can invest up to $100,000 USD. If you want to invest more, reach out to sq@atoms.com

*Please note that your investment may be lowered depending on the interest we receive in this round.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

Can I invest if I don't live in the United States?

Wefunder accepts investments from international investors, as long as you represent that you are complying with the law in your country. Here's the **international investor guide**.

Wefunder respects all local regulations, including the following which prohibits crowdfunding: Quebec, Ontario, and Alberta (Canada).

Wefunder also respects all US capital control regulations which currently prevent investment from the following regions: Cuba, Iran, North Korea, Syria, Russia, and three regions within Ukraine (Crimea, Donetsk People's Republic, Luhansk People's Republic).

For other questions, please check out **Wefunder's FAQs** or contact **support@wefunder.com**